August 2, 2022

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On January 24, 2022, the Registrant, on behalf of its series, AlphaCentric Robotics and Automation Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on March 11, 2022, you provided comments to the Registration Statement and the Registrant provided its responses on July 21, 2022. On July 29, 2022, you provided the follow-up comments below. Please see the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 3-1: Please provide a criteria-based definition of companies involved in robotics-related and/or automation-related products and services and be more specific than stating that such companies derive a “substantial amount of revenues from robotics and automation related end markets.” For example, do these companies derive 50% of its revenue from robotics and automation? Are these companies based on an index?

Response:  The Registrant has considered the Staff’s comment in light of Rule 35d-1 and believes that its disclosures satisfy the requirements of the rule.  Due to the dynamic nature of robotics and automation, companies involved in robotics-related and/or automation-related products may not always derive a specific amount of their revenue from robotics-related or automation-related products.  Indeed, as borne out in the analysis with Jeremy Esperon in connection with the Fund’s concentration policies, robotics and automation is not a recognized industry under either the Global Industry Classification Standard or the Bloomberg Industry Classification Systems perhaps in part because robotics and automation companies are so disparate in nature that they are incapable of such categorization at this time.  The Registrant notes that the VanEck Digital Transformation ETF follows a similar approach when describing its investment in “digital transformation companies” as the Fund does when describing its investment in robotics and automation companies.

Ms. Elisabeth Bentzinger

August 2, 2022

Comment 10-1: In the disclosure of “Inverse ETF Risk” and “Leveraged ETF Risk,” please state explicitly that inverse ETFs and leveraged ETFs will not be rebalanced daily and explain why that is the case.

Response:  The Registrant has given thoughtful consideration to the Staff’s comments and believes its disclosure of “Inverse ETF Risk” and “Leveraged ETF Risk” is sufficient.  The Registrant notes that the Fund invests in inverse or leveraged ETFs as part of its principal investment strategy for hedging purposes and not to track any index. Therefore, the Registrant believes that rebalancing is incongruous with the Fund’s overall strategy.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser